UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HARBIN ELECTRIC, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

41145W109
(CUSIP Number)

November 30, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)

[   ]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index:  Page 10

SCHEDULE 13G

CUSIP No.: 41145W109	Page 2 of 11 Pages

1.	Names of Reporting Persons. ORCHARD CAPITAL PARTNERS LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G

CUSIP No.: 41145W109	Page 3 of 11 Pages

1.	Names of Reporting Persons. ORCHARD CAPITAL PARTNERS (HONG KONG) LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: FI

SCHEDULE 13G

CUSIP No.: 41145W109	Page 4 of 11 Pages

1.	Names of Reporting Persons. STUART M. WILSON
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G

CUSIP No.: 41145W109	Page 5 of 11 Pages

1.	Names of Reporting Persons. TEALL N. EDDS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person: IN, HC

Page 6 of 11 Pages

Item 1(a).	Name of Issuer:

Harbin Electric, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, 150060, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Orchard Capital Partners Limited (“Orchard BVI”);

ii)  Orchard Capital Partners (Hong Kong) Limited (“Orchard Hong Kong”);

iii)  Stuart M .Wilson (“Mr. Wilson”); and

iv)  Teall N. Edds (“Mr. Edds”).

This Statement relates to Shares (as defined herein) held for the account of each of Orchard Avalon Limited (the “Avalon Fund”), Orchard Centar Master Limited (the “Centar Fund”), Orchard Gemini Master Limited (the “Gemini Fund”), and Orchard Makira Multi Strategy Master Fund Limited (the “Makira Fund”).

Orchard Hong Kong serves as the investment adviser to each of the Avalon Fund, the Centar Fund, the Gemini Fund and the Makira Fund.  Orchard BVI is the sole owner of Orchard Hong Kong.  Mr. Wilson and Mr. Edds hold all voting shares in Orchard BVI.  In such capacities, Orchard Hong Kong, Orchard BVI, Mr. Wilson and Mr. Edds may be deemed to have voting and dispositive power over the Shares held for each of the Avalon Fund, the Centar Fund, the Gemini Fund and the Makira Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is C/O Orchard Capital Partners (Hong Kong) Limited, 34/F Gloucester Tower, The Landmark, 15 Queen’s Rd, Central, Hong Kong.

Item 2(c).	Citizenship:

i)  Orchard BVI is a British Virgin Islands limited company;

ii)  Orchard Hong Kong is a Hong Kong limited company;

iii)  Mr. Wilson is a citizen of the United States of America;

iv)  Mr. Edds is a citizen of the United States of America.

Page 7 of 11 Pages
Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Shares”)

Item 2(e).	CUSIP Number:

41145W109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) [x] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(j) [x] A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of November 30, 2011, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)	Percent of Class:

As of November 30, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 0.0% of Shares outstanding.

Item 4(c)	Number of Shares of which such person has:

Orchard Hong Kong, Orchard BVI, Mr. Wilson and Mr. Edds:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X]

Page 8 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORCHARD CAPITAL PARTNERS LIMITED By: /s/ Stuart M. Wilson Name: Stuart M. Wilson Title: Director

ORCHARD CAPITAL PARTNERS (HONG KONG) LIMITED

By: /s/ Stuart M. Wilson
Name: Stuart M. Wilson
Title: Director

/s/ Stuart M. Wilson Stuart M. Wilson

/s/ Teall N. Edds Teall N. Edds

December 12, 2011

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.	Page No.

1	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Harbin Electric, Inc., dated as of December 12, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ORCHARD CAPITAL PARTNERS LIMITED By: /s/ Stuart M. Wilson Name: Stuart M. Wilson Title: Director

ORCHARD CAPITAL PARTNERS (HONG KONG) LIMITED

By: /s/ Stuart M. Wilson
Name: Stuart M. Wilson
Title: Director

/s/ Stuart M. Wilson Stuart M. Wilson

/s/ Teall N. Edds Teall N. Edds

December 12, 2011